Exhibit 12.1

DineEquity, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(12,080)	$36,584	$(188,157)	$(2,705)	$72,850
Plus: Fixed charges	239,251	265,746	278,465	75,331	53,037
Plus: Amortization of capitalized interest (a)	—	—	—	—	—
Less: Interest capitalized (a)	—	—	—	—	—
Less: Preference security dividends	(16,031)	(25,417)	(17,940)	(960)	—

Total earnings	$211,140	$276,913	$72,368	$71,666	$125,887

Fixed charges:
Total interest expense, including amortization of debt discount and issuance costs (d)	$190,584	$207,296	$224,334	$50,016	$29,845
Interest capitalized (a)	—	—	—	—	—
Estimated interest within rent expense (b)	32,636	33,033	36,191	24,355	23,192
Preference security dividends	16,031	25,417	17,940	960	—

Total fixed charges	$239,251	$265,746	$278,465	$75,331	$53,037

Ratio of earnings to fixed charges (c)	0.88	1.04	0.26	0.95	2.37

(a)	De minimis for all periods presented
(b)	The Company determined that 1/3 of rent expense represents a reasonable approximation of the interest component
(c)	For the years ended December 31, 2010, 2008 and 2007, earnings were insufficient to cover fixed charges by $28,111,000, $206,097,000 and $3,665,000, respectively.
(d)	Excludes interest expense on uncertain tax positions which Registrant has elected to treat as a component of income tax expense.